Contacts: Media Relations – George C. Lewis, 610-774-4687 Investor Relations – Andy Ludwig, 610-774-3389 Talen Energy Supply, LLC, Announces Exchange Offer for its 6.500% Senior Notes Due 2025 ALLENTOWN, Pa. (Dec. 22, 2015) – Talen Energy Supply, LLC (the “Issuer”), a wholly owned subsidiary of Talen Energy Corporation (NYSE: TLN), announced today that it is commencing an exchange offer for its outstanding $600,000,000 aggregate principal amount of 6.500% Senior Notes due 2025 that were issued on May 19, 2015 (the “Outstanding Notes”), upon the terms and conditions set forth in a prospectus, dated Dec. 22, 2015, and in the accompanying letter of transmittal relating to the exchange offer. Pursuant to the exchange offer, the Issuer is offering to exchange all of the Outstanding Notes for a like principal amount of its 6.500% Senior Notes due 2025, which have been registered under the Securities Act of 1933, as amended (the “Exchange Notes”). The exchange offer will expire at 5 p.m., New York City time, on Jan. 22, 2016, unless extended. This press release is not an offer to exchange any of the Outstanding Notes for the Exchange Notes or the solicitation of an offer to exchange, which the Issuer is making only through the prospectus. Copies of the prospectus, the letter of transmittal and other related documents may be obtained from The Bank of New York Mellon, as exchange agent for the exchange offers, at the following address: The Bank of New York Mellon, as Exchange Agent c/o The Bank of New York Mellon Corporation Corporate Trust Operations-Reorganization Unit 111 Sanders Creek Parkway East Syracuse, NY 13057 Attn: Pamela Adamo (315) 414-3317 Exhibit 99.1

Talen Energy Corporation is one of the largest competitive energy and power generation companies in the United States. Our diverse generating fleet operates in well-developed, structured wholesale power markets. To learn more about us, visit www.talenenergy.com. # # #